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FORM X-17A-5
PART III

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Q. Herbert 402-325-4018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Ste 3100	Omaha	NE	68102-9706
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald Q. Herbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
LINDA BAUMERT
My Comm. Exp. July 16, 2023

Signature

VP, Chief Financial Officer - Subsidiaries
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2019 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Ameritas Investment Corp.
Lincoln, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020
Omaha, Nebraska

We have served as the Company's auditor since 1984.

AMERITAS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 13,507,273
Cash segregated under federal and other regulations	68,509
Clearing account deposit with broker dealer	120,000
Receivables:	
Affiliates	9,526
Commissions	4,356,528
Securities sold	2,245,849
Other	412,988
Securities owned:	
Marketable, at fair value	25,607,584
Municipal warrants, at fair value	168,155
Current income taxes	1,096,880
Other assets	830,864
Deferred income taxes	6,217,466
Software, net of accumulated amortization of $135,555	180,132
Total Assets	$ 54,821,754
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payables:	
Affiliates	$ 1,710,210
Commissions	3,713,120
Other	1,928,180
Deferred commission revenue	100,042
Accrued salary and salary related expenses	1,081,263
Current income taxes	186,863
Deferred clearing firm credit	2,184,000
Deferred compensation liabilities	30,242,238
Total Liabilities	41,145,916
COMMITMENTS, GURANTEES AND CONTINGENCIES (Note 10)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 300,007 shares	30,001
Additional paid-in capital	24,357,330
Retained deficit	(10,711,493)
Total Stockholder's Equity	13,675,838
Total Liabilities and Stockholder's Equity	$ 54,821,754

The accompanying notes are an integral part of this financial statement.

AMERITAS INVESTMENT CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with National Financial Services LLC (NFS). The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

The Company operates in the securities brokerage industry and has no other reportable segments. All of the Company's revenues from external clients for the year ended December 31, 2019 were derived from operations in the United States, with over 15 percent of the revenues from the state of Nebraska in which it is domiciled.

USE OF ESTIMATES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

SOFTWARE

Software is carried at cost less accumulated amortization. During 2019 the Company retired $1,220,637 in software related to the previous commission system that was upgraded at the end of 2018.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities are recorded on a trade date basis.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with NFS. In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit).

The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm. On March 28, 2014, the Agreement was amended to allow the Company to conduct a limited portion of its existing brokerage business on a fully disclosed basis with Royal Bank of Canada (RBC) Wealth Management.

At December 31, 2019, the Company had a Deferred Clearing Firm Credit of $2,184,000. The credit is being recognized ratably over the 10-year and 5-month life of the Agreement.

LEGAL SETTLEMENTS

The Company is involved in various legal matters from time to time. When the liability is determined to be probable and can be estimated the Company records the liability.

INCOME TAXES

The Company's income tax allocation is based upon a written agreement which uses a modified separate return method. The modified separate return method adjusts the separate return method so that net operating losses (or other current or deferred tax attributes) are characterized as realized by the Company when those attributes are realized (or realizable) by the consolidated group.

SUBSEQUENT EVENTS

On January 1, 2020 the Company converted to a single member LLC named Ameritas Investment Company, LLC. The change along with the creation of the new entities listed below will align the Company with industry best practices and will align business activity with the appropriate regulatory body, thus reducing risk and lowering costs.

The Company's parent, ALIC, has formed a new limited liability company, Variable Contract Agency, LLC, effective January 1, 2020 that now transacts the commission and override processing on variable insurance products and retirement plan division variable contract sales formerly conducted by the Company.

ALIC will be forming another new limited liability company, Ameritas Advisory Services, LLC, with an effective date of approximately July 1, 2020. The new entity will handle the transactions of the investment advisory business that is currently conducted by the Company.

The Company has evaluated events subsequent to December 31, 2019 through the date the financial statement was issued.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. The most significant change in the new standard requires the recognition of ROU assets and lease liabilities by lessees for leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company considered all potential leases to determine if there was an identifiable asset (explicit or implicit), whether the Company has the right to obtain substantially all of the economic benefits from said asset and whether the Company has the right to direct the use of the identified asset. The Company determined only one third-party lease met the new guidance. The impact on the Company was determined to be insignificant for 2019. The Company adopted the guidance on January 1, 2019 and applied the modified retrospective transition method of adoption

In June 2016, the FASB issued guidance which revises the credit loss recognition criteria for certain financial assets measured at amortized cost, including but not limited to, receivables. The new guidance replaces the existing incurred loss recognition model with an expected loss recognition model. The objective of the expected credit loss model is for the reporting entity to recognize its estimate of expected credit losses for affected financial assets in a valuation allowance deducted from the amortized cost basis of the related financial assets that results in presenting the net carrying value of the financial assets at the amount expected to be collected. The reporting entity must consider all available relevant information when estimating expected credit losses, including details about past events, current conditions, and reasonable and supportable forecasts over the contractual life of an asset. Financial assets may be evaluated individually or on a pooled basis when they share similar risk characteristics. The guidance is effective for reporting periods beginning after December 15, 2019, and for most affected instruments must be adopted using a modified retrospective approach, with a cumulative effect adjustment recorded to beginning retained earnings. The Company is currently evaluating the impact of this guidance on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*. The new guidance removes certain exceptions for investments, intra period allocation and interim calculation and adds guidance to reduce complexity in accounting for income taxes. The new guidance provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax. The guidance will be effective for the annual period ending after December 15, 2020, and for annual periods and interim periods thereafter. Early adoption may be adopted prior to the effective dates; however, companies must adopt all of the changes identified. The Company is currently evaluating the impact of this guidance due to its change in tax status with the conversion of the Company to a limited liability company effective January 1, 2020.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned carried at fair value consist of the following:

	December 31, 2019
Equity securities	$ 25,537,621
Real estate investment trusts	69,963
Securities owned: Marketable	25,607,584
Municipal warrants	168,155
Total securities owned	$ 25,775,739

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC and Ameritas Life Insurance Corp. of New York (Ameritas-NY) which are affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC and Ameritas-NY for which the Company collects a fee. The Company also receives investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on funds managed by Ameritas Investment Partners, Inc. (AIP) which is an affiliate.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, payroll, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statement of Financial Condition as Receivables: Affiliates and Payables: Affiliates.

The Company obtained a $25 million revolving line of credit from AHC on May 4, 2016. There were no borrowings against the line at December 31, 2019. The initial term of the line of credit ended on September 1, 2018 and was renewed to September 1, 2020. Either party may cancel the agreement upon ninety days written notice to the other party for any reason.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). In May 2017, the Company adopted the Alternative Standard method of calculating net capital which requires net capital to not be less than $250,000 or two percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule15c3-3). At December 31, 2019, the Company had net capital of $4,568,827 which was $4,318,827 in excess of required capital of $250,000.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The assets and liabilities of this Plan are held by AHC. The Company's employees and agents also participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries.

6. BENEFIT PLANS, (continued)

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

7. INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

	2019
Agents deferred compensation	$ 6,350,870
Deferred clearing firm credit	458,640
Compensation related liabilities	142,849
Other	220,419
Gross deferred tax asset	7,172,778
Net unrealized gains	876,387
Other	78,925
Gross deferred tax liabilities	955,312
Net deferred tax asset	$ 6,217,466

The Company derecognized its state deferred tax asset, in the amount of $951,532, to reflect the tax effects of the change in tax status with the triggering event taken by the Company's Board of Directors authorizing the conversion of the Company to a limited liability company on October 16, 2019. The Company will be treated as a disregarded entity by the taxing authorities where the Company's activities are treated as performed by the Company's sole member. The Company will no longer be subject to state income taxes as its sole member is treated as an insurance company which is taxed on their gross premiums and is generally not subject to state income tax.

7. INCOME TAXES, (continued)

The Company has no liability recorded for uncertainty in income taxes or for interest and penalties as of December 31, 2019. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2015.

In 2018, the Internal Revenue Service (IRS) started a limited scope examination of the AMHC consolidated federal income tax return for tax year 2015. In 2019, the IRS expanded the limited scope examination to tax years 2016 and 2017. Due to the IRS examinations, the Company has extended the statue of limitations for tax years 2015 and 2016. None of the items being examined will have an impact to the Company.

8. COMMITMENTS, GURANTEES AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2019 were subsequently settled and had no material effect on the financial statement as of that date.

The Company is involved in various legal and regulatory matters from time to time. During 2019 AIC settled no client claims. At December 31, 2019, the Company had twelve client claims outstanding. The client claims maintain that the Company's registered representatives acted improperly with the claimants' investments. In aggregate, at December 31, 2019 the exposure to claims totals approximately $5,530,956. One of the claims went to mediation in January 2020, which was unsuccessful, and is scheduled for trial in March 2020. The Company's exposure is approximately $253,000 with errors and omissions insurance (E&O) providing defense under reservation of rights with a deductible amount of $100,000. The Company incurred $10,000 in expenses in 2019 related to the claim and has recorded a liability of $90,000 for the remaining portion of the deductible. E&O insurance is a professional liability insurance that protects the Company and registered representatives against claims made by clients for inadequate work negligent actions. E&O insurance often covers both court costs and any settlements up to the amount specified by the insurance contract. The other 11 claims are still in the discovery phase and after discussions with legal counsel the Company has determined it is not currently possible to estimate the possible loss to the Company.

Subsequent to year end the Company settled the claim above that had an exposure amount of $253,500 for $205,000 plus the claimants' mediation fees of $2,500. The Company has sufficient expense recorded in the 2019 financial statements to cover the amount of the settlement after E&O coverage.

Management is of the opinion that there are no other regulatory actions that would result in the possibility of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Management believes the potential for the Company to be required to make payments under these agreements is remote as the history of these items is less than 5% of the deposit with the clearing broker and the Company has never had to make an additional payment. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

9. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the financial statement be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks, mutual funds and exchange traded funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include: Real estate investment trusts.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

9. FAIR VALUE MEASUREMENTS, (continued)

The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2019			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$4,675,949	$ -	$ -	$ 4,675,949
Securities owned: at fair value				
Equity securities	25,537,621	-	-	25,537,621
Real estate investment trusts	-	69,963	-	69,963
Municipal warrants, at fair value	-	-	168,155	168,155
Total assets accounted for at fair value	$30,213,570	$ 69,963	$ 168,155	$ 30,451,688

Transfers – During 2019, there were no transfers between levels.

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

3. Securities owned: Real estate investment trusts – Classified as Level 2 as the fair values are based on quoted market prices for similar assets.

4. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at cost and regular bids from other broker dealers are not available. Warrant new issue market rates and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow adjustment to the cost basis of any of the municipality's warrants that it owns. The discount rate used by the Company utilizes the observable corporate bond market to quantify credit risk, adjusts that spread to a tax-exempt credit spread, and applies the adjusted credit spread to the warrant new issue market rate. In 2019, the Company did not have any warrants in the impaired category that would require a discounted cash flow adjustment.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, (continued)

be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statement of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.